NOBLE HOUSE ENTERTAINMENT INC.

47 AVENUE ROAD, SUITE 200

TORONTO, ONTARIO

M5R 2G3

T:  416-860-0211

F:  416-361-6228

February 22, 2006

Linda Cvrkel, Branch Chief

US Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20549-7410

USA

Dear Linda Cverkel:

RE:  NOBLE HOUSE ENTERTAINMENT INC. – Form 20-F for fiscal year ended June 30, 2005 (File No. 000-50492)

In connection with your review of our above statements, we acknowledge as follows:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Damian Lee

Damian Lee

Chief Executive Officer

/s/ Kam Shah

Kam Shah

Chief Financial Officer